

March 16, 2011

Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

> **Re:** **Hospira, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-31946**

Dear Mr. Werner:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development, page 42

1. Your disclosures about your product development programs appear to be limited to general statements regarding the product lines for which you are focusing. Please revise your disclosure to include the following:

   - Disclose the composition of the total research and development expense shown in the financial statements for each period presented. This may take a variety of forms depending on how you manage and report projects within the organization.

We believe distinguishing between preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of research and development expense and trends.

- If the future research and development expense or mix of research and development expense is reasonably likely to differ from current trends, disclose the reasons for the change and the expected effect on future operations and financial position.

- For each project that is in the late stage of development such as phase III, please disclose following:

  - A description of the nature and its indication;
  - The phase the project is in at the end of the reporting period and the month and year it entered that phase;
  - Significant patents associated with the project and their expiration dates;
  - Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;

  - Where a future milestone such as completion of a development phase, date of filing an NDA or ANDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Inventories, page 69

2.   You disclose on page 44 that the inventory increases in 2008 and 2010 are primarily due to planned or new product launches. Please revise your disclosure to state whether or not these products had received FDA approval at the time of capitalization. If you capitalize inventory prior to FDA approval, please disclose your policy for capitalization of unapproved inventory, which specifically states the point during the FDA approval process that management determines a probable future benefit exists and the status of the FDA's consideration of the safety and efficacy or bioequivalence of the drug and evaluation of the manufacturing process at that point. Also, if applicable discuss the current status of any product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product. In addition, revise Note 8 to disclose the amount of inventory capitalized before FDA approval and after FDA approval by category and in total.

<u>Exhibits 31.1 and 31.2</u>

3.　The certifications filed are not worded exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please ensure you address the following items in future filings:

    a.　Please identify Hospira as the "registrant" throughout the certifications; and,

    b.　Please revise to include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and "(or persons performing the equivalent functions)" in the introductory section of paragraph 5.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                       Sincerely,

                       Jim B. Rosenberg
                       Senior Assistant Chief Accountant